Exhibit 1.01 – Conflict Minerals Report

Conflict Minerals Report of Norfolk Southern Corporation

Section 1: Introduction

This Conflict Minerals Report (this "Report") of Norfolk Southern Corporation (collectively with its subsidiaries, "NS," the "company," "we," "us," or "our") has been prepared pursuant to Rule 13p-1 (the "Rule") and Form SD promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014 (the "Reporting Period").

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products using the minerals specified in the Rule (gold, columbite-tantalite (coltan), cassiterite and wolframite, including their respective derivatives, tantalum, tin and tungsten, which we collectively refer to as "3TG") and where 3TG is necessary to the functionality or production of such products. "Conflict Minerals" for purposes of the Rule and this Report include 3TG and any other minerals that may be determined by the United States (U.S.) Secretary of State to be financing conflict in the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (the "Covered Countries").

We have published a Conflict Minerals policy. This policy sets forth our commitment to social responsibility in sourcing the goods and services necessary to operate our business and can be found on our website at http://www.nscorp.com/content/nscorp/en/suppliers/our-policies.html. References to our website in this report are provided as a convenience and do not constitute, and should not be viewed as, incorporation by reference of the information contained on, or available through, our website.

In accordance with the Rule, this Report does not address 3TG located outside of our supply chain prior to January 31, 2013.

Supply Chain and Reasonable Country of Origin Inquiry ("RCOI")

We determined that during the Reporting Period we manufactured certain products containing 3TG necessary to the functionality or production of such products. Our supply chain includes many third parties between us and the original source of 3TG in our products. We rely on our direct suppliers to gather information about smelters and refiners in their respective supply chains.

We conducted an RCOI as described in Item 1.01 of our Form SD for the Reporting Period.

Section 2: Design of Due Diligence Process

We designed our due diligence process to be consistent in all material respects with the Organisation for Economic Co-operation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2013).

Section 3: Due Diligence Measures Undertaken

We undertook the following due diligence measures during the Reporting Period:

Establish Company Management Systems

• Established and documented internal processes to support our efforts to comply with the Rule.

◦	Established a cross-departmental Conflict Minerals leadership team to oversee compliance with the Rule.

◦	Published a Conflict Minerals policy.

◦	Established a grievance mechanism.

◦	Provided internal communications to employees concerning the Rule via internal employee website.

◦	Integrated the Conflict Minerals documentation that we believe to be relevant to our due diligence process into the NS document retention program.

Identify and Assess Risks in the Supply Chain

• Communicated to all of our suppliers via our website, and to Relevant Suppliers (as defined in the Form SD for the Reporting Period) via direct electronic communication, our Conflict Mineral policy and our expectations of suppliers to cooperate with our compliance requirements under the Rule.
• Conducted a survey of Relevant Suppliers utilizing the Conflict Minerals Reporting Template (the "CMRT") developed by the Conflict Free Sourcing Initiative (the "CFSI").
• Reviewed supplier survey responses and identified for follow-up those responses that were incomplete or inconsistent.
• Compared smelters identified by our suppliers to the list of smelters designated as conflict free by the CFSI’s Conflict Free Smelter Program (the "CFSP").

Design and Implement a Strategy to Respond to Identified Risks

• Developed a tracking tool to summarize and evaluate the results of our supplier surveys.
• Followed-up via electronic communications and telephone on survey responses survey responses that we believed to be incomplete or inconsistent.
• Sent up to three additional follow-up electronic communications and contacted via telephone, as appropriate, those suppliers who did not respond to our survey requests.
• Adopted a risk mitigation and corrective action plan as part our Conflict Minerals documentation.

Carry Out Independent Third-Party Audit of Smelter/Refiner Due Diligence Practices

We do not, to our knowledge, directly purchase 3TG from any of the Covered Countries. We are a downstream consumer of 3TG and are many levels removed from the smelters and refiners who provide minerals and ores to our suppliers. Therefore, we did not perform or direct audits of smelters and refiners in our supply chain. However, as discussed above, in creating and implementing our Conflict Minerals compliance program, we rely on the publicly available list of smelters designated as conflict free by the CFSP.

Report Annually on Supply Chain Due Diligence

This Report and the associated Form SD are available on our website at: http://www.nscorp.com/content/nscorp/en/get-to-know-norfolk-southern/investor-relations/financial-reports/sec-filings.html.

Section 4: Independent Audit

An independent private sector audit was not required for the Reporting Period.

Section 5: Results

Based on our RCOI process for the Reporting Period and after exercising due diligence measures, we were unable to determine the countries of origin or facilities used to produce the 3TG in our products.

Section 6: Continuous Improvement Efforts to Mitigate Risk

We currently intend to take the following steps to support our due diligence process for the reporting period January 1, 2015 to December 31, 2015:

• Evaluate our RCOI process for the Reporting Period to identify areas for improvement, including opportunities to improve the response rate of suppliers surveyed.

•	Evaluate our applicability assessment process for the Reporting Period to identify areas for improved efficiency.

•	Leverage existing NS supply chain quality procedures, where compatible, to enhance compliance with the Rule.